SHOWSTAR ONLINE COM INC


                FILING TYPE:   NT 10-K
                FILING DATE:   JULY 30, 2001
                PERIOD END:    APRIL 30, 2001


           PRIMARY EXCHANGE:   OVER THE COUNTER BULLETIN BOARD
                     TICKER:   ABID



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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  Form 12b-25

                        Commission File Number: 0-30118

                           NOTIFICATION OF LATE FILING

(Check One):          /X/Form 10-K //Form 11-K //Form 20-F
                          / /Form 10-Q //Form N-SAR

For Period Ended: 04/30/01

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the items(s) to which the notification relates:


                            PART I.  REGISTRATION INFORMATION

                                 Full name of registrant:
                                 SHOWSTAR ONLINE.COM INC.


                                 Former name, if applicable:


                            Address of principal executive office:

                                 1764 West 7th Avenue
                                 Vancouver, B.C. V6J 5A3


PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed

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on or before the 15th calendar day following the prescribed due date; or
the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



                            PART III.  NARRATIVE

The Form 10-K has been delayed for the following reason:

A delay in receiving financial information, questions regarding the accounting treatment of certain financial items, subsequent events discussion and the inability of the Registrant to process that information, incorporate it into Form 10k, and have it reviewed by auditors without unreasonable effort and expense on behalf of the Registrant has caused the inability to file on time.

                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Russ Costin                    604                     638-1636
(Name)                      (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under section 12 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                                       / X / Yes   /  / No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      /   / Yes   / X / No

If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             SHOWSTAR ONLINE.COM INC.
                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 30, 2001                      By  /s/R.H. Costin
                                            Interim CFO

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Instruction:  The form may be signed by an executive office or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1943.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.
The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) or Regulation S-T.


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